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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

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                                  ORGANIC, INC.
                            (Name of Subject Company)

                                  ORGANIC, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

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                                 Mark D. Kingdon
                             Chief Executive Officer
                               601 Townsend Street
                         San Francisco, California 94103
                                 (415) 581-5300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                                 WITH A COPY TO:

                             James R. Walther, Esq.
                             Kenneth E. Kohler, Esq.
                              Mayer, Brown & Platt
                             350 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 229-9500

      This statement is filed in connection with (check the appropriate box):

         a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c.    |X|       A tender offer.

         d.    |_|       None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction
        Valuation*                           Amount of Filing Fee **

        $8,319,202                                  $1,663.84
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*     Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 16,909,557 shares of Common Stock, par value $0.0001 per share (the "Shares"), of Organic Inc. (the "Company"), at a purchase price of $0.33 per Share, net in cash. Such number of Shares represents 16,909,557 Shares outstanding as of October 31, 2001, less the 71,603,076 Shares already owned by Seneca and its affiliates.

 ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,663.84         Filing Parties: E-Services Investments
                                          Organic Sub LLC and Seneca Investments
                                          LLC


Form or Registration No.: Schedule TO     Date Filed:  December 5, 2001

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

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is filed by Organic, Inc., a Delaware corporation ("Organic"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by E-Services Investments Organic Sub LLC (the "Purchaser"), a Delaware limited liability company and a wholly-owned subsidiary of Seneca Investments LLC, a Delaware limited liability company ("Seneca"), to purchase any and all of the outstanding shares of Organic Common Stock, $0.0001 par value per share (the "Shares"), at a purchase price of $0.33 per Share, upon the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated December 5, 2001 (the "Offer To Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

      Concurrently with the filing of this Schedule 13E-3, Organic is filing Amendment No. 1 to its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and the Purchaser is filing Amendment No. 1 to its Tender Offer Statement on Schedule TO (the "Schedule TO"). A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(16) and a copy of the Offer To Purchase is attached as Exhibit (a)(1) to the Schedule TO. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended.

      Certain sections contained in the Schedule 14D-9 and Offer To Purchase, which sections are expressly listed below, are hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this
Schedule 13E-3 concerning Organic has been supplied by Organic and all information concerning Seneca and the Purchaser has been supplied by Seneca.

Item 1. Summary Term Sheet.

      Item 1001

      The information contained in the section of the Offer To Purchase entitled "Summary Term Sheet" is hereby incorporated herein by reference.

Item 2. Subject Company Information.

      Item 1002

      (a)-(b) The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" is hereby incorporated herein by reference.

      (c)-(d) The information contained in the section of the Offer To Purchase entitled "The Offer - Price Range of the Shares; Dividends on the Shares" is hereby incorporated herein by reference.

      (e) The information contained in the section of the Schedule 14D-9 entitled "Item 8. Additional Information - Initial Public Offering" is hereby incorporated by reference.

      (f) The information contained in the sections of the Schedule 14D-9 entitled "Item 8. Additional Information - Share Repurchases by Organic" and "-- Early Exercised Options" are hereby incorporated by reference.

Item 3. Identity and Background of Filing Person.

      Item 1003

      (a) The information contained in the section of the Schedule 14D-9 entitled "Item 1. Subject Company Information" is hereby incorporated herein by reference.

      (b) Not applicable.


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

      (c) The information contained in the first paragraph of the section of the
Schedule 14D-9 entitled "Item 2. Identity and Background of Filing Persons" is hereby incorporated herein by reference.

Item 4. Terms of the Transaction.

      Item 1004

      (a)(1) The information contained in the sections of the Offer To Purchase entitled "Summary Term Sheet" and "The Offer" is hereby incorporated herein by reference.

      (a)(2) Not applicable.

      (c) Not applicable.

      (d) The information contained in the section of the Offer To Purchase entitled "Special Factors - 3. Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Organic; Other Matters - Other Matters" is hereby incorporated herein by reference.

      (e) None.

      (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      Item 1005

      (a)(1),(2) The information contained in sections of the Schedule 14D-9 entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is hereby incorporated herein by reference.

      (b), (c) The information contained in the sections of the Schedule 14D-9 entitled "Item 2. Identity and Background of Filing Person," "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

      (e) The information contained in the sections of the Schedule 14D-9 entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is hereby incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      Item 1006

      (b) The information contained in the sections of the Offer To Purchase entitled "Summary Term Sheet," "Introduction" and "Special Factors" is hereby incorporated herein by reference.

      (c)(1)-(8) The information contained in the sections of the Offer To Purchase entitled "Summary Term Sheet," "Introduction" and "Special Factors - 3. Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Organic; Other Matters" is hereby incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      Item 1013

      (a)-(c) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.


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

      (d) The information contained in the sections of the Offer To Purchase entitled "Item 4. The Solicitation or Recommendation" and in the sections of the Offer To Purchase entitled "Summary Term Sheet," "Introduction," "Special Factors" and "The Offer" is hereby incorporated herein by reference.

Item 8. Fairness of the Transaction.

      Item 1014

      (a),(b),(d),(e) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

      (c) Under the terms of the Offer, the transaction does require acceptance by at least a majority of unaffiliated security holders.

      (f) No other firm offers to acquire Organic were received during the past two years.

Item 9. Reports, Opinions, Appraisals and Negotiations.

      Item 1015

      (a)-(c) The information contained in the sections of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" and "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is hereby incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

      Item 1007

      (a), (b) The information contained in the sections of the Offer To Purchase entitled "Summary Term Sheet" and "The Offer - Source and Amount of Funds" is hereby incorporated herein by reference.

      (c) The information contained in the section of the Offer To Purchase entitled "The Offer - Fees and Expenses" and in the sections of the Schedule 14D-9 entitled "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is hereby incorporated herein by reference.

      (d)(1),(2) The information contained in the sections of the Offer To Purchase entitled "Summary Term Sheet" and "The Offer - Source and Amount of Funds" is hereby incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

      Item 1008

      (a),(b) The information contained in the section of the Schedule 14D-9 entitled "Item 6. Interest in Securities of the Subject Company - Intent to Tender" is hereby incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      Item 1012

      (d) The information contained in the section of the Schedule 14D-9 entitled "Item 4. The Solicitation or Recommendation" is hereby incorporated herein by reference.

      (e) Not applicable.


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

Item 13. Financial Statements.

      Item 1010

      (a) The information contained in the section of the Offer To Purchase entitled "The Offer - Certain Information Concerning Organic" is hereby incorporated herein by reference.

      (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         Item 1009

      (a) The information contained in the section of the Schedule 14D-9 entitled "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is hereby incorporated herein by reference.

      (b) Not applicable.

Item 15. Additional Information.

      Item 1011

      (b) The information contained in the Schedule 14D-9 and the Offer To Purchase, including all exhibits, schedules and annexes thereto, is hereby incorporated herein by reference.

Item 16. Exhibits

      The following are exhibits to this Statement:

Exhibit No.       Description
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(a)(1)      Revised Offer To Purchase (incorporated by reference to
            Exhibit(a)(1) to the Schedule TO filed with the Commission on December 20, 2001)

(a)(2)      Revised Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO filed with the Commission on December 20,
            2001)

(a)(3) Revised Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed with the Commission on December 20, 2001)

(a)(4) Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed with the Commission on December 20, 2001)

(a)(5) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(5) to the Schedule TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(6) Schedule 14D-9, as amended by Amendment No. 1 thereto and filed with the Commission on December 20, 2001 (incorporated by reference)


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

(a)(7) Letter to Stockholders of Organic, Inc. dated December 18, 2001 (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to
            Schedule 14D-9)

(a)(8) Letter to Stockholders of Organic, Inc. dated December 20, 2001 (incorporated by reference to Exhibit (a)(7) of Amendment No. 1 to
            Schedule 14D-9)

(a)(9) Press Release of Organic, Inc. dated December 18, 2001 (incorporated by reference to Exhibit (a)(8) of Amendment No. 1 to Schedule 14D-9)

(c)(1) Fairness Opinion of Bear Stearns & Co. Inc. (incorporated by reference to Exhibit (c)(1) of Amendment No. 1 to Schedule 14D-9)

(f)(1) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Schedule II of Exhibit (a)(1))


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 20, 2001

                                              Organic, Inc.


                                              By  /s/ Mark D. Kingdon
                                                 ------------------------------
                                                   Mark D. Kingdon
                                                   Chief Executive Officer


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